SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of September 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On September 10, 2014, DHT Holdings, Inc. (the “Company”) issued a press release announcing that the Company entered into subscription agreements with investors to purchase an aggregate of 23,076,924 shares of the Company’s common stock at a price of $6.50 per share in a registered direct offering (the “Registered Direct Offering”).  In addition, on September 10, 2014, the Company entered into a placement agency agreement (the “Placement Agency Agreement”), dated as of September 10, 2014, with RS Platou Markets, Inc., on behalf of itself and the several placement agents listed on Schedule II therein, in connection with the Registered Direct Offering.

Also on September 10, the Company issued a press release announcing that the Company had agreed to sell approximately $150,000,000 of its convertible senior notes due 2019 (the “Notes”) to institutional investors in a private placement (the “Private Notes Placement”).  The Notes will have an interest rate of 4.5% and will pay interest semi-annually in arrears.  In addition, on September 10, 2014, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”), dated as of September 10, 2014 with the investors named therein, in connection with the Private Notes Placement.

In addition, on September 15, 2014 the Company entered into an indenture (the “Indenture”), dated as of September 15, 2014, by and among the Company and U.S. Bank National Association.  On September 15, 2014, the Company entered into a supplemental indenture to the Indenture (the “First Supplemental Indenture”), dated as of September 15, 2014, by and among the Company and U.S. Bank National Association.  The First Supplemental Indenture provides for the issuance of the Notes.

Attached hereto as exhibit 4.1 is a copy of the Indenture, and it is incorporated herein by reference.

Attached hereto as exhibit 4.2 is a copy of the First Supplemental Indenture, and it is incorporated herein by reference.

Attached hereto as exhibit 5.1 is an opinion of Reeder & Simpson P.C. delivered in connection with the closing of the Registered Direct Offering, dated September 15, 2014, and it is incorporated herein by reference.

Attached hereto as Exhibit 10.1 is the Placement Agency Agreement, and it is incorporated herein by reference.

Attached hereto as Exhibit 10.2 is the Securities Purchase Agreement, and it is incorporated herein by reference.

Attached hereto as Exhibit 99.1 is a copy of the Company’s press release announcing the Registered Direct Offering, dated September 10, 2014, and it is incorporated herein by reference.

Attached hereto as Exhibit 99.2 is a copy of the Company’s press release announcing the Private Notes Placement, dated September 10, 2014, and it is incorporated herein by reference.

Attached hereto as Exhibit 99.3 is the form of Subscription Agreement by and among the Company and each investor, and it is incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File No. 333-194296.

EXHIBIT LIST

Exhibit	Description

4.1	Indenture, dated as of September 15, 2014, by and among the Company and U.S. Bank National Association
4.2	First Supplemental Indenture, dated as of September 15, 2014, by and among the Company and U.S. Bank National Association
5.1	Opinion of Reeder & Simpson P.C., dated September 15, 2014
10.1	Placement Agency Agreement, dated September 10, 2014, between the Company and RS Platou Markets, Inc., on behalf of itself and the several placement agents on Schedule II therein
10.2	Securities Purchase Agreement, dated September 10, 2014, between the Company and the investors named therein
99.1	Press Release dated September 10, 2014
99.2	Press Release dated September 10, 2014
99.3	Form of Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: September 15, 2014	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer